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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-67107


                           HEARTLAND BANCSHARES, INC.


             SUPPLEMENT NO. 1 TO PROSPECTUS DATED FEBRUARY 5, 1999


     Perumalswamy Rajaram has resigned as a director of Heartland Bancshares effective as of February 24, 1999, for personal reasons. Further, Dr. Rajaram will not be purchasing 10,000 shares of Heartland Bancshares common stock in this offering. Accordingly, after completion of the minimum offering of 620,000 shares, the organizers and directors of Heartland Bancshares will own a total of 135,000 shares, or 21.3%, of the 634,500 shares to be then issued and outstanding.





            The date of this Supplement No. 1 is February 24, 1999.